SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	August	2011
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated August 12, 2011.

Document 1

For Immediate Release
August 12, 2011
RM: 14 – 11

Crystallex Reports Q2 Results

TORONTO, ONTARIO, August 12, 2011 – Crystallex International Corporation (TSX: KRY) (OTCQB: CRYXF) (“Crystallex” or the “Company”) today reported its financial results for the quarter ended June 30, 2011. The Company prepares its consolidated financial statements in U.S. dollars. Effective the first quarter of 2011, the Company’s financial statements are prepared in accordance with International Financial Reporting Standards, (“IFRS”). The consolidated financial statements along with management’s discussion and analysis will be available for viewing on the Crystallex International Corporation website at www.crystallex.com. The Documents have been filed with SEDAR (www.sedar.com).

Crystallex is a Canadian-based mining company with a focus on acquiring, exploring, developing and operating mining projects.  Crystallex has successfully operated an open pit gold mine in Uruguay and developed and operated three gold mines and a milling operation in Venezuela.  Since the signing of a Mine Operating Contract (the “MOC”) in September 2002 with the Corporacion Venezolana de Guayana (the “CVG”), which granted Crystallex exclusive rights to develop and operate the Las Cristinas gold properties (“Las Cristinas Project” or “Las Cristinas”) located in Bolivar State, Venezuela, the Company has worked vigorously to bring the Las Cristinas Project to development. The CVG confirmed the validity of the MOC in August 2010.  Notwithstanding its compliance with the MOC, the fulfillment of all the requirements necessary for the issuance of the Authorization to Affect Natural Resources (the “Permit”) from the Ministry of Environment and Natural Resources (“MinAmb”) and assurances that the Permit would be granted, on February 3, 2011, the MOC was unilaterally terminated by the CVG.  The Company believes there is no justification for this unilateral rescission under Venezuelan or international law. On February 16, 2011, the Company filed a Request for Arbitration (“Arbitration Request”) before the Additional Facility of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) against the Bolivarian Republic of Venezuela (“Venezuela”) pursuant to the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”). The claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination. The Arbitration Request was registered by ICSID on March 9, 2011. The next step in the arbitration process, constitution of the arbitral Tribunal is currently underway.

Crystallex is currently seeking the restitution by Venezuela of its investments in Las Cristinas, including reinstatement of the MOC, the issuance of the Permit and compensation for interim losses suffered, or alternatively, full compensation for the value of its investment in an amount in excess of US$3.8 billion.

The Company is diligently advancing its arbitration claim, while remaining receptive to settlement alternatives with Venezuela. At the same time, the Company has improved its cash position by selling a portion of its remaining Las Cristinas project equipment for gross proceeds of $16.9 million and signing an option agreement for possible additional equipment sales.  The Company is pursuing financing alternatives to raise proceeds to repay the $100 million Notes due December 23, 2011 and to provide the Company with additional liquidity.  There are no assurances that alternative financing transactions will be successfully concluded.  A portion of the proceeds from equipment sales and possibly proceeds from a financing in excess of the Note repayment are planned to be used for evaluating and pursuing additional opportunities.

Crystallex’s senior management team and Directors will have an instrumental role in executing these objectives. Their historical knowledge of the Las Cristinas project is vitally important to successfully advancing the arbitration claim, while their business and finance experience are critical for identifying and evaluating new opportunities.

On May 27, 2011, the Company was served with a Notice of Application by certain holders of the notes (the “Notes”). The Noteholders (the “Noteholders”) are seeking a declaration from the Court that there has been a "Project Change of Control". If successful, the Company would be required to purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase. The Company has previously successfully defended multiple actions by the Noteholders and it intends to vigorously defend this application as well.  A court hearing has currently been scheduled for September 7, 2011.

On June 1, 2011, the Company was advised by the NYSE Amex that its appeal of the Exchange’s delisting determination was denied. Crystallex appealed this decision to the full Committee on Securities of the NYSE Amex. The NYSE Amex suspended trading of Crystallex shares on the NYSE Amex while the Appeal process was ongoing. The full Committee considered the matter on August 3, 2011 and in a letter dated August 10, 2011, the Company was advised that the full Committee had upheld the Panel Decision to delist the securities from the NYSE Amex.

The August 10, 2011 letter from the NYSE Amex noted that, “The Staff had reached this determination based on Section 1002(c) of the Company Guide, which provides that a stock may be delisted from the Exchange if the issuer ceases to be an operating company, and Section 1003(c)(1) of the Company Guide, which further provides that the Exchange should consider delisting a stock “[i]f the issuer has sold or otherwise disposed of its principal operating assets or has ceased to be an operating company or has discontinued a substantial portion of its operations or business for any reason whatsoever, including, without limitation, such events as ... condemnation, seizure or expropriation.”

The Company’s shares continue to trade in Canada on the TSX and in the United States on the OTCQB.

The Company’s public filings, including the most recent Financial Statements and Annual Information Form, can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Company’s website at www.crystallex.com.

About Crystallex

Crystallex International Corporation is a Canadian based mining company, with a focus on acquiring, exploring, developing and operating mining projects. Crystallex has successfully operated an open pit mine in Uruguay and developed and operated three gold mines in Venezuela. The Company’s principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  Certain statements included or incorporated by reference in this Press Release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, political and foreign risk, uninsurable risks, competition, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” section of the Company’s MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Press Release and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	August 12, 2011	By:	/s/ Robert Crombie
Name: Robert Crombie Title: President